Lorus Therapeutics Inc.
Consolidated Balance Sheets

	As at	As at
	August 31, 2006	May 31, 2006
(amounts in Canadian 000's)	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$13,286	$2,692
Short-term investments (note 4)	4,873	5,627
Prepaid expenses and other assets	703	515
	18,862	8,834
Long-term
Fixed assets	785	885
Deferred financing charges	456	481
Goodwill	606	606
Acquired patents and licenses	262	655
	2,109	2,627
	$20,971	$11,461
LIABILITIES
Current
Accounts payable	$596	$555
Accrued liabilities	2,448	2,460
	3,044	3,015
Long-term
Secured convertible debentures	11,221	11,002
SHAREHOLDERS' EQUITY (DEFICIT)
Share capital (note 2)
Common shares	156,928	145,001
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 3)	4,614	4,525
Contributed surplus	7,681	7,665
Warrants	991	991
Deficit accumulated during development stage	(167,322)	(164,552)
	6,706	(2,556)
	$20,971	$11,461

See accompanying notes to the unaudited consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

			Period
	Three	Three	from inception
	months ended	months ended	Sept. 5, 1986 to
(amounts in Canadian 000's except for per common share data)	Aug 31, 2006	Aug 31, 2005	Aug 31, 2006
REVENUE	$7	$1	$713
EXPENSES
Cost of sales	3	-	90
Research and development	1,331	3,957	111,806
General and administrative	788	1,076	48,263
Stock-based compensation (note 3)	113	291	6,863
Depreciation and amortization	100	130	8,923
Operating expenses	2,335	5,454	175,945
Interest expense on convertible debentures	265	198	1,447
Accretion in carrying value of convertible debentures	219	186	1,435
Amortization of deferred financing charges	25	20	196
Interest income	(67)	(115)	(10,988)
Loss for the period	2,770	5,742	167,322
Deficit, beginning of period	164,552	146,643	-
Deficit, end of period	$167,322	$152,385	$167,322
Basic and diluted loss per common share	$0.01	$0.03
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	186,529	172,713

See accompanying notes to the unaudited consolidated financial statements

Lorus Therapeutics Inc.

Consolidated Statements of Cash Flows (unaudited)

			Period
	Three	Three	from inception
	months ended	months ended	Sept. 5, 1986 to
(amounts in Canadian 000's)	Aug 31, 2006	Aug 31, 2005	Aug 31, 2006
OPERATING ACTIVITIES
Loss for the period	$(2,770)	$(5,742)	$(167,322)
Add items not requiring a current outlay of cash:
Stock-based compensation	113	291	6,863
Interest expense on convertible debentures	265	198	1,447
Accretion in carrying value of convertible debentures	219	186	1,435
Amortization of deferred financing charges	25	20	196
Depreciation, amortization and write-down of fixed assets	493	523	21,222
Other	-	-	707
Net change in non-cash working capital
balances related to operations	(159)	(285)	1,433
Cash used in operating activities	(1,814)	(4,809)	(134,019)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	754	8,229	(4,873)
Business acquisition, net of cash received	-	-	(539)
Acquired patents and licenses	-	-	(715)
Additions to fixed assets	-	(70)	(6,049)
Cash proceeds on sale of fixed assets	-	-	348
Cash provided by (used in)
investing activities	754	8,159	(11,828)
FINANCING ACTIVITIES
Issuance of debentures, net proceeds	-	-	12,948
Issuance of warrants	-	-	37,405
Issuance of common shares, net of issuance costs	11,654	-	109,025
Additions to deferred financing charges	-	-	(245)
Cash provided by financing activities	11,654	-	159,133
Increase in cash and cash
equivalents during the period	10,594	3,350	13,286
Cash and cash equivalents,
beginning of period	2,692	2,776	-
Cash and cash equivalents,
end of period	$13,286	$6,126	$13,286

See accompanying notes to the unaudited consolidated financial statements